Exhibit 17.1

RESIGNATION

I, Ernest Armstrong, hereby tender and submit my resignation as a director of Cobalis Corp., a Nevada corporation, (“Company”), such resignation to be effective on the 14th day of February 2007. My resignation was not the result of any disagreement with the policies or practices of the Company. I will continue to hold my position as Chief Scientific Officer of the Company.

/s/ Ernest Armstrong
Ernest Armstrong